As filed with the Securities and Exchange Commission on October 8, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1997


                                       OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Commission file number 333-

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Circle International Group Savings Plan

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

            Circle International Group, Inc.
            260 Townsend Street
            San Francisco, CA  94107-0933

                              REQUIRED INFORMATION

      1. [The financial statements of the Circle International Group Savings Plan as of December 31, 1997 and 1996 including the statements of net assets as of December 31, 1997 and 1996, the statements of changes in net assets for years ended December 31, 1997 and 1996, the schedule of assets held for investment purposes as of December 31, 1997 and 1996, and the schedule of reportable transactions for the years ended December 31, 1997 and 1996, together with the report of independent auditors, are contained in Exhibit 1 to this Annual Report.] [OR INDEPENDENT AUDITORS TO FURNISH OTHER DESCRIPTION OF THE FINANCIAL STATEMENTS]

      2. Consent of Independent Auditors is contained in Exhibit 2 to this Annual Report.


                                   SIGNATURES

            The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    CIRCLE INTERNATIONAL GROUP
                                    SAVINGS PLAN




Date:___________, 1998              By: /s/ Robert H. Kennis
                                       ---------------------
                                            Robert H. Kennis
                                            Vice President, Secretary
                                            and General Counsel

                                    EXHIBIT 1
                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996
                           --------------------------

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                   (Formerly The Harper Group Savings Plan)

                            Financial Statements and
                        Form 5500 Supplemental Schedule G

                     Years ended December 31, 1997 and 1996
                     --------------------------------------


                                Table of Contents

Independent Accountants' Report............................................5-6

Financial Statements:

Statements of Net Assets Available for Plan Benefits.........................7
Statements of Changes in Net Assets Available for Plan Benefits..............8
Notes to Financial Statements................................................9
Form 5500 Supplemental Schedules as of and for the year ended
   December 31, 1997........................................................14

27a, Part I -  Schedule of Assets Held for Investment Purposes
27d, Part V -  Schedule of Reportable Transactions

To the Participants and Plan
Administrator of the Circle International Group
Savings Plan

                         INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------

     We have audited the financial statements and supplemental schedules of the Circle International Group Savings Plan [formerly The Harper Group Savings Plan] (the Plan) as of December 31, 1997 and 1996, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                          /s/ MOHLER, NIXON & WILLIAMS

                                          MOHLER, NIXON & WILLIAMS
                                          Accountancy Corporation

Campbell, California
August 5, 1998

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                         December 31,
                                                -------------------------------
                                                   1997               1996
                                                ------------      -------------

Cash                                               $287,048           $143,773
Investments, at fair value                       25,674,207         21,538,456
                                                ------------      -------------
     Assets held for investment purposes         25,961,255         21,682,229

Employer's contribution receivable                                      68,630
Participants' contributions receivable                                 186,840
                                                ------------      -------------
     Total assets                                25,961,255         21,937,699

Excess contributions refundable                                        (35,837)
                                                ------------      -------------
     Net assets available for plan benefits     $25,961,255        $21,901,862
                                                ============      =============




                       See independent accountants' report
                 and accompanying notes to financial statements.

                                                     CIRCLE INTERNATIONAL GROUP
                                                            SAVINGS PLAN

                                   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           For the years ended December 31, 1997 and 1996
                                           ----------------------------------------------

                                         BZW Barclays Global Investors National Association
                                         --------------------------------------------------

                                          Circle                                    3-Way
                                      International                 S & P 500       Asset        Income       Bond     International
                                          Group      Money Market     Index      Allocation   Accumulation   Index        Equity
                                       Stock Fund       Fund          Fund          Fund          Fund        Fund         Fund
                                       -----------   -----------   -----------   -----------   ----------  ----------   -----------
Net assets available for plan
   benefits at December 31, 1995       $ 3,434,125   $ 2,390,724   $ 4,258,472   $ 3,726,012   $    55,049  $   1,471   $ 1,462,966
                                       -----------   -----------   -----------   -----------   -----------  ---------   -----------
Employer's contribution                     68,849       130,119       252,452       170,107             0          0        91,758

Participants' contributions/rollovers      227,426       516,873       777,933       505,025             0          0       337,407

Withdrawals/distributions                 (248,178)     (519,720)     (562,253)     (346,837)            0         (2)     (216,594)

Dividends and interest                           0       145,986       193,287       406,641         3,191         95             0

Net appreciation (depreciation) in
   fair value of investments               981,957             0       851,620        50,700             0        (64)       86,980

Administrative fees                           (288)         (576)       (1,048)         (549)            0          0          (303)

Transfers in (out)                      (1,032,000)      224,447       524,293       (70,597)            0        (29)      104,711
                                       -----------   -----------   -----------   -----------   -----------  ---------   -----------
Increase (decrease) in net assets           (2,234)      497,129     2,036,284       714,490         3,191          0       403,959
                                       -----------   -----------   -----------   -----------   -----------  ---------   -----------
Net assets available for plan
1   benefits at December 31, 1996         3,431,891     2,887,853     6,294,756     4,440,502        58,240      1,471     1,866,925
                                       -----------   -----------   -----------   -----------   -----------  ---------   -----------
Employer's contribution                     89,733       154,106       360,423       200,385             0          0       110,302

Participants' contributions/rollovers      237,920       444,534     1,106,753       552,249             0          0       307,806

Withdrawals/distributions                 (330,180)     (608,211)   (1,080,688)     (588,294)            0          0      (250,902)

Dividends and interest                           0       150,184       333,452       677,658         3,604        102             0

Net appreciation (depreciation) in
   fair value of investments               (30,946)       12,490     1,936,354       324,281             0         41        20,205

Administrative fees                           (932)       (1,640)       (3,385)       (1,845)            0          0          (799)

Transfers in (out)                        (112,700)      (71,092)      623,282      (121,711)            0          0      (296,710)
                                       -----------   -----------   -----------   -----------   -----------  ---------   -----------
Increase (decrease) in net assets         (147,105)       80,371     3,276,191     1,042,723         3,604        143      (110,098)
                                       -----------   -----------   -----------   -----------   -----------  ---------   -----------
Net assets available for plan
   benefits at December 31, 1997       $ 3,284,786   $ 2,968,224   $ 9,570,947   $ 5,483,225   $    61,844  $   1,614   $ 1,756,827
                                       ===========   ===========   ===========   ===========   ===========  =========   ===========



                                            U.S. Treasury                                                  Excess
                                             Allocation                   Participant    Contribution  Contributions
                                                Fund           Cash          Loans        Receivable     Refundable        Total
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for plan
   benefits at December 31, 1995            $  1,344,013   $     66,491   $    972,004   $          0   $          0   $ 17,711,327
                                            ------------   ------------   ------------   ------------   ------------   ------------
Employer's contribution                           64,449              0              0         68,630              0        846,364

Participants' contributions/rollovers            189,006              0              0        186,840        (35,837)     2,704,673

Withdrawals/distributions                       (194,750)        (1,949)      (128,548)             0              0     (2,218,831)

Dividends and interest                            70,381          3,993         99,100              0              0        922,674

Net appreciation (depreciation) in
   fair value of investments                     (26,912)             0              0              0              0      1,944,281

Administrative fees                                 (223)        (5,639)             0              0              0         (8,626)

Transfers in (out)                               (56,440)        80,877        224,738              0              0              0
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets                 45,511         77,282        195,290        255,470        (35,837)     4,190,535
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for plan
   benefits at December 31, 1996               1,389,524        143,773      1,167,294        255,470        (35,837)    21,901,862
                                            ------------   ------------   ------------   ------------   ------------   ------------
Employer's contribution                           69,700              0              0        (68,630)             0        916,019

Participants' contributions/rollovers            177,823              0              0       (186,840)        35,837      2,676,082

Withdrawals/distributions                       (133,195)        (6,215)      (186,756)        (3,176)             0     (3,187,617)

Dividends and interest                            90,536         10,697        123,660              0              0      1,389,893
Net appreciation (depreciation) in
   fair value of investments                      11,967              0              0              0              0      2,274,392

Administrative fees                                 (726)           (49)             0              0              0         (9,376)

Transfers in (out)                              (116,767)       138,842        (46,320)         3,176              0              0
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets                 99,338        143,275       (109,416)      (255,470)        35,837      4,059,393
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for plan
   benefits at December 31, 1997            $  1,488,862   $    287,048   $  1,057,878   $          0   $          0   $ 25,961,255
                                            ============   ============   ============   ============   ============   ============



                                               See independent accountants' report and
                                             accompanying notes to financial statements.

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                           --------------------------

Note 1 - The Plan and its significant accounting policies:

     The following description of the Circle International Group Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1973 by The Harper Group, Inc. to provide benefits to eligible employees. The Plan covers all full-time employees of Circle International Group, Inc. and its affiliated companies: Circle International, Inc., J R Michels, Inc., and Circle Trade Services Ltd. (collectively referred to as the Company), who have a minimum of six months of service and are age 18 or older.

     During 1997, the Plan was amended to change the Plan name from The Harper Group Savings Plan to Circle International Group Savings Plan.

     The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with BZW Barclays Global Investors National Association (Barclays), to act as the trustee. Substantially all expenses incurred for administering the Plan are paid by the Company and investment fees are paid by the Plan.

Investments -

     Investments of the Plan are held by Barclays and invested in mutual and money market funds and the common stock of Circle International Group, Inc. based solely upon instructions received from participants. Plan assets are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

Cash and cash equivalents -

     All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Vesting -

     Participants are immediately vested in their salary deferral and rollover contributions and related earnings. A participant vests ratably in the employer's matching contributions allocated to their account and is fully vested after four years of service.

Income taxes -

     The Plan has been amended since receiving its favorable determination letter dated August 1995. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties -

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Note 2 - Participation and benefits:

Employee contributions -

     Participants may elect to have the Company contribute a percentage, up to 15%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations, with the exception of highly compensated employees who are limited to 10% of pre-tax compensation. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 50% of each participant's contribution up to a maximum of 6% of the eligible gross income. The Company's actual contribution is reduced by available forfeitures, if any, during the Plan year. Additional elective contributions may be made by the Company. No additional elective contributions were made by the Company during the years ended December 31, 1997 and 1996.

Participant accounts -

     Each participant's account is credited with the participant's contribution, Plan earnings and an allocation of the Company's contribution, if any. Allocation of the Company's contributions are based on participant contributions.

Payment of benefits -

     Upon termination of service due to death, disability or retirement, the participant or beneficiary will receive benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed the life expectancy of the participant and his or her beneficiary. Effective 1996, the Plan is allowed to automatically make lump-sum distributions to terminated participants for vested account balances of less than $3,500.

Loans to participants -

     The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Party in interest transactions:

     As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1997 and 1996 was as follows:

      Date          Number of shares          Fair value             Cost
      ----          ----------------          ----------             ----

      1997               207,635              $3,284,786          $3,548,970
      1996               211,454               3,431,891           2,882,662


Note 4 - Investments:

     The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                    1997             1996
                                                    ----             ----

      Circle International Group
         Stock Fund                               $3,284,786      $3,431,891
      Money Market Fund                            2,968,224       2,887,853
      S & P 500 Index Fund                         9,570,947       6,294,756
      3-Way Asset Allocation Fund                  5,483,225       4,440,502
      Income Accumulation Fund                        61,844          58,240
      Bond Index Fund                                  1,614           1,471
      International Equity Fund                    1,756,827       1,866,925
      U.S. Treasury Allocation Fund                1,488,862       1,389,524
      Cash                                           287,048         143,773
      Participant Loans                            1,057,878       1,167,294
                                                ------------     -----------

            Assets held for investment purposes  $25,961,255     $21,682,229
                                                ============     ===========

      Dividends and interest                    $  1,389,893     $   922,674
                                                ============     ===========

      Net realized and unrealized
         appreciation in
         fair value of investments              $  2,274,392     $ 1,944,281
                                                ============     ===========

Note 5 - Plan termination and/or modification:

     The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                                    FORM 5500

                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1997


                                                     CIRCLE INTERNATIONAL GROUP
                                                            SAVINGS PLAN
                                                                                                              E.I.N.: 94 - 1740320
                                                                                                                   Plan #: 001

                                 ITEM 27a, PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                          December 31, 1997
                                                          -----------------


  (a)                            (b)                                         (c)                         (d)                (e)
                                                           Description of investment including
              Identity of issue, borrower, lessor,           maturity date, rate of interest,                             Current
                        or similar party                    collateral, par or maturity value            Cost              Value
--------  --------------------------------------------   ---------------------------------------  -----------------   --------------

          Money Market Fund                               Mutual Fund                               $ 2,968,224         $ 2,968,224
          S&P 500 Index Fund                              Mutual Fund                                 8,131,419           9,570,947
          3-Way Asset Allocation Fund                     Mutual Fund                                 5,288,591           5,483,225
          Income Accumulation Fund                        Mutual Fund                                    61,844              61,844
          Bond Index Fund                                 Mutual Fund                                     1,572               1,614
          International Equity Fund                       Mutual Fund                                 1,775,405           1,756,827
          US Treasury Allocation Fund                     Mutual Fund                                 1,476,408           1,488,862
   *      Circle International Group Stock Fund           Company Stock                               3,548,970           3,284,786
          Barclays Cash Sweep Account                     Cash account                                  287,048             287,048
   *      Participant Loans                               8.00%-11.00%                                                    1,057,878
                                                                                                                        -----------
          Total assets held for investment
                purposes                                                                                                $25,961,255
                                                                                                                        ===========

   *      Parties-in-interest

                                                     CIRCLE INTERNATIONAL GROUP
                                                            SAVINGS PLAN
                                                                                                              E.I.N.: 94 -1740320
                                                                                                                   Plan #: 001

                                       ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                For the year ended December 31, 1997
                                                ------------------------------------


    (a)                       (b)                (c)          (d)       (e)        (f)          (g)          (h)           (i)
                      Description of asset                                       Expense                Current value
                   (including interest rate                                     incurred                 of asset on
Identity of          and maturity in case      Purchase     Selling    Lease      with        Cost of    transaction    Net gain
party involved           of a loan)              price       price     rental  transaction     asset         date       or (loss)
-----------------  ------------------------   -----------  ----------  ------  -----------  ----------  -------------   ---------

Barclays            Money Market Fund         $2,866,089                                    $2,866,089   $2,866,089
Barclays            Money Market Fund                      $2,785,718                        2,785,718    2,785,718
Barclays            S&P 500 Index Fund         5,235,886                                     5,235,886    5,235,886
Barclays            S&P 500 Index Fund                      3,881,690                        2,973,781    3,881,690      907,909
Barclays            Asset Allocation Fund      2,701,069                                     2,701,069    2,701,069
Barclays            Asset Allocation Fund                   1,969,587                        1,742,771    1,969,587      226,816
Barclays            Int'l Equity Fund            993,585                                       993,585      993,585
Barclays            Int'l Equity Fund                       1,108,290                        1,023,066    1,108,290       85,224
Barclays            Circle Int'l Stock Fund    4,250,282                                     4,250,282    4,250,282
Barclays            Circle Int'l Stock Fund                 4,366,278                        3,743,859    4,366,278      622,419


                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995
                           --------------------------

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                   (Formerly The Harper Group Savings Plan)

                            Financial Statements and
                        Form 5500 Supplemental Schedule G

                     Years ended December 31, 1996 and 1995
                     --------------------------------------


                                Table of Contents

Independent Accountants' Report............................................19-20

Financial Statements:

Statements of Net Assets Available for Plan Benefits.........................21
Statements of Changes in Net Assets Available for Plan Benefits..............22
Notes to Financial Statements................................................23
Form 5500 Supplemental Schedules as of and for the year ended
   December 31, 1996.........................................................29

27a, Part I -  Schedule of Assets Held for Investment Purposes
27d, Part V -  Schedule of Reportable Transactions

To the Participants and
Plan Administrator of the
Circle International Group
Savings Plan

                         INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------

      We have audited the financial statements and supplemental schedules of the Circle International Group Savings Plan [formerly The Harper Group Savings Plan] (the Plan) as of December 31, 1996 and 1995, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by BZW Barclays Global Investors National Association (Barclays), the custodian and trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1995 financial statements, except for comparing such information provided by Barclays, which is summarized in Note 4, with the related information included in the financial statements.

      Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1995. The form and content of the information included in the 1995 financial statements, other than that derived from the information certified by Barclays, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

      In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

      Our audit was conducted for the purpose of forming an opinion on the basic financial statements for the year ended December 31, 1996, taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1996, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/ MOHLER, NIXON & WILLIAMS

                                          MOHLER, NIXON & WILLIAMS
                                          Accountancy Corporation

Campbell, California
August 5, 1998

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                           December 31,
                                                   ----------------------------

                                                        1996           1995
                                                   ------------    ------------

Cash                                               $    143,773    $     66,491
Investments, at fair value                           21,538,456      17,644,836
                                                   ------------    ------------
     Assets held for investment purposes             21,682,229      17,711,327

Employer's contribution receivable                       68,630
Participants' contributions receivable                  186,840
                                                   ------------    ------------
     Total assets                                    21,937,699      17,711,327

Excess contributions refundable                         (35,837)
                                                   ------------    ------------
     Net assets available for plan benefits        $ 21,901,862    $ 17,711,327
                                                   ============    ============




                     See independent accountants' report and
                   accompanying notes to financial statements.

                                                     CIRCLE INTERNATIONAL GROUP
                                                            SAVINGS PLAN

                                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           For the years ended December 31, 1996 and 1995
                                           ----------------------------------------------

                                         BZW Barclays Global Investors National Association
                                         --------------------------------------------------

                                              Circle
                                          International                 S & P 500    3-Way Asset    Income     Bond    International
                                              Group      Money Market     Index      Allocation  Accumulation  Index      Equity
                                            Stock Fund      Fund           Fund         Fund         Fund      Fund        Fund
                                           -----------   -----------   -----------   -----------   --------   -------   -----------
Net assets available for plan
   benefits at December 31, 1994           $ 2,722,667   $ 2,016,837   $ 2,664,487   $ 2,701,596   $ 56,641   $ 3,367   $ 1,266,543
                                           -----------   -----------   -----------   -----------   --------   -------   -----------
Employer's contribution                         68,185       139,966       226,127       201,032          0         0       108,752

Participants' contributions/rollovers          278,278       486,542       649,837       503,234          0         0       327,754

Withdrawals/distributions                     (236,054)     (491,357)     (306,839)     (322,878)    (4,815)   (2,391)     (120,675)

Dividends and interest                               0       227,937       139,510       124,251      3,570       172             0

Net appreciation in fair value
  of investments                               359,386             0       911,416       678,084          0       323       133,117

Administrative fees                               (183)         (369)         (520)         (403)         0         0          (169)

Transfers in (out)                             241,846        11,168       (25,546)     (158,904)      (347)        0      (252,356)
                                           -----------   -----------   -----------   -----------   --------   -------   -----------
Increase (decrease) in net assets              711,458       373,887     1,593,985     1,024,416     (1,592)   (1,896)      196,423
                                           -----------   -----------   -----------   -----------   --------   -------   -----------
Net assets available for plan
   benefits at December 31, 1995             3,434,125     2,390,724     4,258,472     3,726,012     55,049     1,471     1,462,966
                                           -----------   -----------   -----------   -----------   --------   -------   -----------
Employer's contribution                         68,849       130,119       252,452       170,107          0         0        91,758

Participants' contributions/rollovers          227,426       516,873       777,933       505,025          0         0       337,407

Withdrawals/distributions                     (248,178)     (519,720)     (562,253)     (346,837)         0        (2)     (216,594)

Dividends and interest                               0       145,986       193,287       406,641      3,191        95             0

Net appreciation (depreciation) in
   fair value of investments                   981,957             0       851,620        50,700          0       (64)       86,980

Administrative fees                               (288)         (576)       (1,048)         (549)         0         0          (303)

Transfers in (out)                          (1,032,000)      224,447       524,293       (70,597)         0       (29)      104,711
                                           -----------   -----------   -----------   -----------   --------   -------   -----------
Increase (decrease) in net assets               (2,234)      497,129     2,036,284       714,490      3,191         0       403,959
                                           -----------   -----------   -----------   -----------   --------   -------   -----------
Net assets available for plan
   benefits at December 31, 1996           $ 3,431,891   $ 2,887,853   $ 6,294,756   $ 4,440,502   $ 58,240   $ 1,471   $ 1,866,925
                                           ===========   ===========   ===========   ===========   ========   =======   ===========


                                       U.S. Treasury                                                      Excess
                                         Allocation                     Participant     Contribution   Contributions
                                            Fund            Cash            Loans        Receivable      Refundable        Total
                                        ------------    ------------    ------------    ------------   ------------    ------------
Net assets available for plan
   benefits at December 31, 1994        $  1,109,697    $          0    $    707,389    $          0   $          0    $ 13,249,224
                                        ------------    ------------    ------------    ------------   ------------    ------------
Employer's contribution                       81,862    ($   117,229)              0               0              0         708,695

Participants' contributions/rollovers        196,525         113,101               0               0              0       2,555,271

Withdrawals/distributions                   (108,113)         (3,062)        (65,009)              0              0      (1,661,193)

Dividends and interest                        69,612          31,622          85,334               0              0         682,008

Net appreciation in fair value
  of investments                             101,955               0               0               0              0       2,184,281

Administrative fees                             (189)         (5,126)              0               0              0          (6,959)

Transfers in (out)                          (107,336)         47,185         244,290               0              0               0
                                        ------------    ------------    ------------    ------------   ------------    ------------
Increase (decrease) in net assets            234,316          66,491         264,615               0              0       4,462,103
                                        ------------    ------------    ------------    ------------   ------------    ------------
Net assets available for plan
   benefits at December 31, 1995           1,344,013          66,491         972,004               0              0      17,711,327
                                        ------------    ------------    ------------    ------------   ------------    ------------
Employer's contribution                       64,449    $          0               0    $     68,630              0         846,364

Participants' contributions/rollovers        189,006               0               0         186,840   ($    35,837)      2,704,673

Withdrawals/distributions                   (194,750)         (1,949)       (128,548)              0              0      (2,218,831)

Dividends and interest                        70,381           3,993          99,100               0              0         922,674

Net appreciation (depreciation) in
   fair value of investments                 (26,912)              0               0               0              0       1,944,281

Administrative fees                             (223)         (5,639)              0               0              0          (8,626)

Transfers in (out)                           (56,440)         80,877         224,738               0              0               0
                                        ------------    ------------    ------------    ------------   ------------    ------------
Increase (decrease) in net assets             45,511          77,282         195,290         255,470        (35,837)      4,190,535
                                        ------------    ------------    ------------    ------------   ------------    ------------
Net assets available for plan
   benefits at December 31, 1996        $  1,389,524    $    143,773    $  1,167,294    $    255,470   ($    35,837)   $ 21,901,862
                                        ============    ============    ============    ============   ============    ============



                                              See independent accountants' report and
                                            accompanying notes to financial statements.


                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1996 and 1995
                           --------------------------

Note 1 - The Plan and its significant accounting policies:

      The following description of the Circle International Group Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      The Plan is a defined contribution plan that was established in 1973 by The Harper Group, Inc. to provide benefits to eligible employees. The Plan covers all full-time employees of Circle International Group, Inc. and its affiliated companies: Porter International, Sekin Transport, J R Michels, Inc., The Harper Group, Inc. and Circle Trade Services (collectively referred to as the Company), who have a minimum of six months of service and are age 18 or older.

      During 1997, the Plan was amended to disclose a change in the Plan name from The Harper Group Savings Plan to Circle International Group Savings Plan.

      During 1996, the Plan was amended to reflect changes in distribution procedures and Company matching contributions.

      During 1995, the Plan was amended to conform to Internal Revenue Service Code Section 415(d) limiting annual participant deferrals.

      The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

      The Company has appointed an Administrative Committee (the Committee) to control the operation and administration of the Plan. The Company had contracted with Wells Fargo Bank, N.A. (Wells Fargo) to act as the trustee and process and maintain the records of participant data. During 1996, Wells Fargo was acquired by BZW Barclays Global Investors National Association (Barclays), and effective January 1996, the Plan document was amended to reflect Barclays as the trustee. Substantially all expenses incurred for administering the Plan are paid by the Company and investment fees are paid by the Plan.

Investments -

      Investments of the Plan are held by Barclays and invested in mutual and money market funds and the common stock of Circle International Group, Inc. based solely upon instructions received from participants. Plan assets are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

Cash and cash equivalents -

      All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Vesting -

      Participants are immediately vested in their salary deferral and rollover contributions and related earnings. Participants vest ratably in the employer's matching contributions allocated to their account, and are fully vested after four years of service.

Income taxes -

      The Plan has been amended since receiving its favorable determination letter dated August 1995. However, the Committee intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Estimates -

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties -

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances, the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Note 2 - Participation and benefits:

Employee contributions -

      Participants may elect to have the Company contribute a percentage, up to 15%, of their pre-tax compensation up to the amount allowable under current income tax regulations, with the exception of highly compensated employees who are limited to 10% of pre-tax compensation. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.

      Participants are also allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

      The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 50% of each participant's contribution up to a maximum of 6% of the eligible gross income. The Company's actual contribution is reduced by available forfeitures, if any, during the Plan year. Additional elective contributions may be made by the Company. No additional elective contributions were made by the Company during the years ended December 31, 1996 and 1995.

Participant accounts -

      Each participant's account is credited with the participant's contribution, Plan earnings and an allocation of the Company's contribution, if any. Allocation of the Company's contributions is based on participant contributions.

Payment of benefits -

      Upon termination of service due to death, disability or retirement, the participant or beneficiary will receive benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed the life expectancy of the participant and his or her beneficiary. During 1996, the Plan is allowed to automatically make lump-sum distributions to terminated participants for vested account balances of less than $3,500.

Loans to participants -

      The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Party in interest transactions:

      As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1996 and 1995 was as follows:

      Date          Number of shares          Fair value             Cost
      ----          ----------------          ----------             ----

      1996               211,454              $3,431,891          $2,882,662
      1995               274,510               3,434,125           3,323,653

Note 4 - Investments:

      The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31, 1996:

      Circle International Group
         Stock Fund                                               $3,431,891
      Money Market Fund                                            2,887,853
      S & P 500 Index Fund                                         6,294,756
      3-Way Asset Allocation Fund                                  4,440,502
      Income Accumulation Fund                                        58,240
      Bond Index Fund                                                  1,471
      International Equity Fund                                    1,866,925
      U.S. Treasury Allocation Fund                                1,389,524
      Cash                                                           143,773
      Participant Loans                                            1,167,294
                                                                 -----------

            Assets held for investment purposes                  $21,682,229
                                                                 ===========

      In accordance with Section 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, information certified by Barclays regarding the current value of assets held at December 31, 1995, and transactions entered into during the year, was used in the preparation of the accompanying financial statements. The following table includes the fair values of net assets and investment funds that represent 5% or more of the Plan's net assets at December 31, 1995:

      Circle International Group
         Stock Fund                                              $3,434,125
      Money Market Fund                                           2,390,724
      S & P 500 Index Fund                                        4,258,472
      3-Way Asset Allocation Fund                                 3,726,012
      Income Accumulation Fund                                       55,049
      Bond Index Fund                                                 1,471
      International Equity Fund                                   1,462,966
      U.S. Treasury Allocation Fund                               1,344,013
      Cash                                                           66,491
      Participant Loans                                             972,004
                                                                -----------

             Assets held for investment purposes                $17,711,327
                                                                ===========

      Dividends and interest                                    $   682,008
                                                                ===========

      Net realized and unrealized
         appreciation in
         fair value of investments                              $ 2,184,281
                                                                ===========

Note 5 - Plan termination and/or modification:

      The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                                    FORM 5500

                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1996
                                -----------------

                                                     CIRCLE INTERNATIONAL GROUP
                                                            SAVINGS PLAN
                                                                                               E.I.N.: 94 - 1740320
                                                                                                    Plan #: 001

                                 ITEM 27a, PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                          December 31, 1996
                                                          -----------------

  (a)                   (b)                                     (c)                         (d)              (e)
                                                 Description of investment including
        Identity of issue, borrower, lessor,       maturity date, rate of interest,                        Current
                 or similar party                 collateral, par or maturity value         Cost            Value
------  --------------------------------------   ------------------------------------   ------------    ------------
        Money Market Fund                         Mutual Fund                           $ 2,887,853     $ 2,887,853
        S&P 500 Index Fund                        Mutual Fund                             5,639,024       6,294,756
        3-Way Asset Allocation Fund               Mutual Fund                             4,420,460       4,440,502
        Income Accumulation Fund                  Mutual Fund                                58,240          58,240
        Bond Index Fund                           Mutual Fund                                 1,533           1,471
        International Equity Fund                 Mutual Fund                             1,801,416       1,866,925
        US Treasury Allocation Fund               Mutual Fund                             1,407,457       1,389,524
   *    Circle International Group Stock Fund     Company Stock                           2,948,717       3,431,891
        Barclays Cash Sweep Account               Cash account                              143,773         143,773
   *    Participant Loans                         8.00%-11.00%                                            1,167,294
                                                                                                       ------------
        Total assets held for investment
              purposes                                                                                  $21,682,229
                                                                                                       ============

  *     Parties-in-interest



                                                     CIRCLE INTERNATIONAL GROUP
                                                            SAVINGS PLAN
                                                                                                              E.I.N.: 94 -1740320
                                                                                                                  Plan #: 001

                                       ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                For the year ended December 31, 1996
                                                ------------------------------------




      (a)                      (b)                 (c)          (d)      (e)       (f)          (g)         (h)              (i)
                      Description of asset                                       Expense                 Current value
                    (including interest rate                                     incurred                 of asset on
 Identity of           and maturity in case     Purchase     Selling    Lease      with       Cost of     transaction     Net gain
 party involved              of a loan)           price       price     rental  transaction    asset          date        or (loss)
------------------  -------------------------  ----------  -----------  ------  -----------  ----------  -------------  ------------
Barclays            Circle Int'l Stock Fund    $2,886,981                                    $2,886,981   $2,886,981            0
Barclays            Circle Int'l Stock Fund                 $3,871,673                        3,241,014    3,871,673      630,659
Barclays            Money Market Fund           1,903,225                                     1,903,225    1,903,225            0
Barclays            Money Market Fund                        1,498,225                        1,498,225    1,498,225            0
Barclays            S&P 500 Index Fund          3,340,688                                     3,340,688    3,340,688            0
Barclays            S&P 500 Index Fund                       2,156,024                        1,737,892    2,156,024      418,132
Barclays            Asset Allocation Fund       1,743,654                                     1,743,654    1,743,654            0
Barclays            Asset Allocation Fund                    1,079,864                          955,905    1,079,864      123,959
Barclays            Int'l Equity Fund           1,106,342                                     1,106,342    1,106,342            0
Barclays            Int'l Equity Fund                          789,903                          723,600      789,903       66,303
Barclays            US Tre Alloc Fund             497,505                                       497,505      497,505            0
Barclays            US Tre Alloc Fund                          425,082                          433,572      425,082       (8,490)



                                    EXHIBIT 2



CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use of our name on our report, dated August 5, 1998, with respect to the financial statements and schedules of the Circle International Group Savings Plan for the years ended December 31, 1997 and 1996, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.




/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation



Campbell, California
August 5, 1998